FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Prospectus dated 02 March 2021
Exhibit No. 2	Notice of Benchmark Event dated 12 March 2021
Exhibit No. 3	Publication of Final Terms dated 12 March 2021
Exhibit No. 4	Publication of Final Terms dated 12 March 2021
Exhibit No. 5	Notice of Successor Rate and Adjustment Spread dated 24 March 2021

Exhibit No. 1

NatWest Markets Plc
Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme, dated 2 March 2021.

To view the full document, please paste the following relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9306Q_1-2021-3-2.pdf

A copy of the above supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
NatWest Treasury DCM, Head of Documentation and Funding
Tel: +44 (0) 7385 366 760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary prospectus (and the prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the prospectus and the supplementary prospectus you must ascertain from the prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Notice of Benchmark Event

In relation to

XS2010113459 / US63906CAB28 / US63906AAB61 / XS2018637673 / XS2057055209 / XS2098348399 / XS1944307872 / XS2003556441 / XS2045173395 / XS2050651210 / XS1958190925 / XS1979256390 / XS2043963029 / XS2124966859 / XS2136625204 / XS2148370302 / XS2177449464

(the "Notes")

11 March 2021

NatWest Markets Plc (the "Issuer") notes the announcements by the Financial Conduct Authority[1] and ICE Benchmark Administration[2] on 5 March 2021 regarding the future cessation and loss of representativeness of certain LIBOR benchmarks.

The Issuer has determined that a Benchmark Event has occurred under the contractual terms and conditions of the Notes, and we will update investors in due course.

For further information please contact your normal NatWest Markets contact or:

NatWest Group Investor Relations
Paul Pybus
Head of Debt Investor Relations
+44 20 7672 1758

 NatWest Group Media Relations

+44(0)131 523 4205

Legal Entity Identifier
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

[1] https://www.fca.org.uk/news/press-releases/announcements-end-libor
[2] https://ir.theice.com/press/news-details/2021/ICE-Benchmark-Administration-Publishes-Feedback-Statement-for-the-Consultation-on-Its-Intention-to-Cease-the-Publication-of-LIBOR-Settings/default.aspx

Exhibit No. 3

NatWest Markets Plc

Publication of Final Terms

12 March 2021

The following Final Terms are available for viewing:

Final Terms dated 11 March 2021 for NatWest Markets Plc ("NatWest Markets") for SEK 500,000,000 Floating Rate Notes due March 2023 (ISIN: XS2315832118) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectus dated 2 March 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1573S_1-2021-3-12.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding,
NatWest Treasury Markets
Tel: +44 20 7085 5143

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Publication of Final Terms

12 March 2021

The following Final Terms are available for viewing:

Final Terms dated 12 March 2021 for NatWest Markets Plc ("NatWest Markets") for GBP 50,000,000 0.529 per cent. Fixed Rate Notes due September 2022 (ISIN: XS2317278765) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectus dated 2 March 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1579S_1-2021-3-12.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding,
NatWest Treasury Markets
Tel: +44 20 7085 5143

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Notice of Successor Rate and Adjustment Spread

In relation to

US$300,000,000 Floating Rate Senior Notes due 2022

US63906CAB28 / US63906AAB61

(the "Notes")

24 March 2021

NatWest Markets Plc (the "Issuer") announced on 12 March 2021 that it had determined that a "Benchmark Event" had occurred under the terms and conditions of the Notes.

As required by the terms and conditions of the Notes, the Issuer has appointed an Independent Adviser. The Independent Adviser has determined and notified the Issuer of the "Successor Rate" and "Adjustment Spread" set out below for the purposes of the Notes in accordance with the terms and conditions. This Successor Rate and Adjustment Spread are effective from the interest period commencing 29 March 2021.

The Successor Rate is Secured Overnight Financing Rate (SOFR), compounded in arrear, applying a 2 day backward-shifted observation period.

The Adjustment Spread is set at 26.161bps in line with the public statements of the Alternative Reference Rates Committee (ARRC), and applying the International Swaps and Derivatives Association (ISDA) fixed fallback spread for 3m USD LIBOR. This Adjustment Spread will be fixed until maturity of the Notes on 29 September 2022.

Accordingly, interest on the Notes will be calculated on the basis of the Successor Rate plus the Adjustment Spread, and the original Margin. Interest will continue to be paid quarterly.

Updates to the contractual documentation for the Notes, including consequential changes, consistent with the above determination, will be notified directly to Noteholders in accordance with the terms and conditions of the Notes.

For further information please contact your usual NatWest Markets contact or:

NatWest Group Investor Relations
Paul Pybus
Head of Debt Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44 131 523 4205

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Paul Pybus, Head of Debt Investor Relations for NatWest Group.

This announcement is not, and does not constitute or form any part of, an offer to sell or the solicitation, invitation or recommendation to purchase any securities of NatWest Markets plc. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction of the United States, and the securities may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (within the meaning of Regulation S under the Securities Act) unless they have been registered under the Securities Act, or are offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable U.S. state securities laws or local securities laws.

Legal Entity Identifier
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 April 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary